SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

02 SEP 24 AM 9:11

SUPPL

18 September 2002

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

We enclose an Appendix providing information on our Company's repurchase of its own shares on 18 September 2002 on the Stock Exchange of Hong Kong Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
OCT 02 2002
THOMSON
FINANCIAL

Irene Ko
Company Secretary

Encl

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

dlw 9/24

E\tn\sa\repsh\adr_18.9.2002.doc.1

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

APPENDIX

SHANGRI-LA ASIA LIMITED

Repurchase of Shares

Date of Repurchase	No. of Ordinary Shares Repurchased	Price Per Share
18 September 2002	50,000	HK$4.8